UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a)

and Amendments Thereto Filed Pursuant to §240.13d-2(a)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

Bradley J. Sacks

Centric Capital Ventures LLC

c/o Wiggin and Dana LLP

Attn: Scott L. Kaufman

450 Lexington Avenue, 38th Floor

New York, New York 10017

(212) 551-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D

1.	Names of Reporting Persons Centric Capital Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

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13.	Percent of Class Represented by Amount in Row (11) 0.08%[1]

14.	Type of Reporting Person (see instructions) OO

1 Based upon 24,458,018 shares of Common Stock outstanding as of March 31, 2015 as represented in ULURU Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on April 1, 2015.

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CUSIP No. 90403T209	SCHEDULE 13D

1.	Names of Reporting Persons Bradley J. Sacks

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%[2]

14.	Type of Reporting Person (see instructions) IN

2 Based upon 24,458,018 shares of Common Stock outstanding as of March 31, 2015 as represented in ULURU Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on April 1, 2015.

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CUSIP No. 90403T209	SCHEDULE 13D

Item 1.                         Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”). The principal executive offices of ULURU are located at 4452 Beltway Drive, Addison, Texas 75001.

Item 2.                         Identity and Background.

(a)           This Schedule 13D is filed by Centric Capital Ventures LLC, a Delaware limited liability company (“Centric Capital”), and Bradley J. Sacks (“Bradley Sacks”), the Managing Member of Centric Capital. Centric Capital and Bradley Sacks are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)          The business address for each Reporting Person is 590 Madison Avenue, Floor 18, New York, NY 10022.

(c)           The principal business of Centric Capital is to serve as an entity through which Bradley Sacks invests and conducts business.  The principal occupation of Bradley Sacks is an investor and advisor.  Bradley Sacks is the Managing Member of Centric Capital.

(d)          During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Centric Capital is a limited liability company organized under the laws of the State of Delaware. Bradley Sacks is a United States citizen.

Item 3.                         Source and Amount of Funds or Other Consideration.

Centric Capital used its working capital to purchase the shares of Common Stock reported herein. The information in Item 5 is incorporated herein by this reference.

Item 4.                         Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes.  The Reporting Persons may acquire or dispose of additional securities or sell securities of ULURU from time to time by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to ULURU or a subsidiary thereof or otherwise.

Between November 2014 and March 2015, Michael Sacks, an investor in ULURU, engaged in correspondence with management and representatives of ULURU concerning various topics, including ULURU’s business, operations, financial performance and financial disclosures.  To date, many of Michael Sacks’ questions remain unanswered and he has shared his concerns with The Punch Trust (“TPT”) and Bradley Sacks, among others.  As a result of his continued frustration with ULURU’s poor operational and financial performance, including poor performance by senior management, Michael Sacks determined that new individuals should be nominated as Directors of ULURU.  Since Michael Sacks holds his shares of Common Stock through a nominee and ULURU’s Amended and Restated Bylaws (the “Bylaws”) provide that only stockholders of record may nominate Directors, after discussion between Michael Sacks and TPT, TPT determined that it would make the nominations.

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On April 1, 2015, pursuant to Section 1.6(a) of the Bylaws, TPT sent a notice to ULURU nominating Bradley Sacks and Robert F. Goldrich (the “Nominees”) as candidates for election to the Board of Directors of ULURU at the next annual or special meeting of Stockholders of ULURU at which directors are to be elected and at any and all adjournments, postponements, reschedulings or continuations thereof (the “Stockholder Meeting”).  Bradley Sacks is the son of Michael Sacks and the brother-in-law of Robert Goldrich.

In contemplation of submitting the notice of nominations, TPT, Michael Sacks and Bradley Sacks have indicated to each other (i) their intentions to vote in favor of the Nominees, and (ii) their intention to evaluate the other Director nominations put forward by ULURU for election at the Stockholder Meeting.  TPT, Michael Sacks and IPMD GmbH (“IPMD”) are parties to the Stockholders’ Agreement, dated as of January 31, 2014 (the “Stockholders’ Agreement”), pursuant to which they have agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders.  TPT and Michael Sacks have indicated to each other their intention to seek to engage with IPMD prior to the Stockholder Meeting in accordance with the Stockholders’ Agreement with respect to how the parties will vote with respect to the matters to be considered at the Stockholder Meeting.

If one or both of the Nominees are elected to ULURU’s Board of Directors, they are expected to seek to have the Board of Directors evaluate the efficacy and competence of ULURU’s management.

Other than as described above or elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)          Centric Capital directly beneficially owns 20,000 shares of Common Stock and by virtue of his control of Centric Capital as its Managing Member, Bradley Sacks is deemed to beneficially own such 20,000 shares of Common Stock, representing 0.08% of the issued and outstanding shares of Common Stock.

By virtue of Bradley Sacks’ agreement to serve as a Nominee of TPT, and Bradley Sacks’, Michael Sacks’ and TPT’s indication of their intentions to vote in favor of the Nominees, Bradley Sacks, Centric Capital, TPT and Michael Sacks may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

By virtue of certain provisions of the Stockholders’ Agreement with respect to the voting of ULURU Common Stock, Michael Sacks, TPT and IPMD may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may each be deemed to beneficially own an aggregate of 8,000,000 shares of Common Stock, representing approximately 32.7% of the issued and outstanding shares of Common Stock.

The foregoing percentages are based upon 24,458,018 shares of Common Stock outstanding as of March 31, 2015 as represented in ULURU’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on April 1, 2015.

The Reporting Persons disclaim any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by Michael Sacks, TPT or IPMD.  Any information regarding TPT described in this Schedule 13D is based on information provided by TPT to the Reporting Persons.  Any information regarding Michael Sacks described in this Schedule 13D is based on information provided by Michael Sacks to the Reporting Persons.  Any information regarding IPMD described in this Schedule 13D is based on information reported in IPMD’s Schedule 13D (as amended) with respect to the Common Stock.

(b)          Centric Capital has sole voting and dispositive power over 20,000 shares of Common Stock, which shares are deemed to be beneficially owned by Bradley Sacks by virtue of his control of Centric Capital as its Managing Member.

(c)          No transactions in the shares of Common Stock have been effected by the Reporting Persons during the

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past 60 days, and to the knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected by any of the other persons named in paragraph (a) above during the past 60 days.

(d)         Not applicable.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

On January 31, 2014, Michael Sacks and TPT entered into an Assignment Agreement (the “Assignment Agreement”) with IPMD pursuant to which IPMD assigned to Michael Sacks and TPT its rights and interests to purchase up to 3,000,000 shares of Common Stock in ULURU as detailed in a certain warrant, dated December 21, 2012, as amended (the “Warrants”). The Warrants provided for the issuance of 750,000 shares of Common Stock on each of January 31, 2014, February 28, 2014, March 31, 2014 and April 30, 2014 in exchange for the payment of $450,000 on each such date. Neither Michael Sacks nor TPT paid any monetary consideration to IPMD in connection with the assignments under the Assignment Agreement.  Also on January 31, 2014, Michael Sacks, TPT, IPMD and ULURU entered into an Implementation Agreement (the “Implementation Agreement”) pursuant to which ULURU consented and agreed to the assignment of the Warrants to Michael Sacks and TPT.  ULURU also agreed to issue and facilitate the delivery of the shares of Common Stock under the Warrants to Michael Sacks and TPT upon their payment of the corresponding purchase price due under the Warrants.  Of the 3,000,000 shares of Common Stock issuable under the Warrants, the Implementation Agreement provided for Michael Sacks to acquire 2,000,000 shares (750,000 on each of January 31 and February 28 and 250,000 on each of March 31 and April 30) and TPT to acquire 1,000,000 shares (500,000 on each of March 31 and April 30).  Michael Sacks and TPT made all such required payments and acquired all 3,000,000 shares of Common Stock issuable under the Warrants.

On January 31, 2014, Michal Sacks, TPT, IPMD and Melmed Holdings AG (“Melmed”), the controlling shareholder of IPMD, entered into an Equalization Agreement (the “Equalization Agreement”).  Pursuant to the Equalization Agreement, Michael Sacks and TPT are entitled to receive a portion of any payment in excess of a base threshold amount that may accrue to IPMD or its related entities if IPMD (or related entities) and ULURU enter into certain transactions, including ones that constitute a merger, consolidation or amalgamation or transactions with third parties that result in a change of control of IPMD or a transfer of a material portion of IPMD’s economic interests in ULURU. Pursuant to a letter agreement dated January 31, 2014 (the “Letter Agreement”), Michael Sacks assigned and conveyed to Centric Capital all of his right, title and interest in, to and under the Equalization Agreement.

On January 31, 2014, Michael Sacks and TPT entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ULURU.  Pursuant to the Registration Rights Agreement, Michael Sacks and TPT are entitled to certain demand and “piggy-back” registration rights for certain shares of Common Stock.  ULURU will bear its own expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The information in Items 4 and 5 is incorporated herein by this reference.

References to and descriptions of the Assignment Agreement, Implementation Agreement, Stockholders’ Agreement, Registration Rights Agreement, Equalization Agreement and Letter Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1-99.6, and each is incorporated herein by this reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.7, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of ULURU.

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Item 7.  Materials to be Filed as Exhibits.

99.1  Assignment Agreement, dated as of January 31, 2014, by and among Michael Sacks, TPT and IPMD.

99.2  Implementation Agreement, dated as of January 31, 2014, by and among Michael Sacks, TPT, IPMD and ULURU.

99.3.  Stockholders’ Agreement, dated as of January 31, 2014, by and among Michael Sacks, TPT and IPMD.

99.4  Registration Rights Agreement, dated as of January 31, 2014, by and among Michael Sacks, TPT and ULURU.

99.5  Equalization Agreement, dated as of January 31, 2014, by and among Michael Sacks, TPT, Melmed and IPMD.

99.6  Letter Agreement, dated January 31, 2014, between Michael Sacks and Centric Capital.

99.7  Joint Filing Agreement, dated April 2, 2015.

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CUSIP No. 90403T209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

/s/ Bradley J. Sacks
Bradley J. Sacks

CENTRIC CAPITAL VENTURES LLC

	By:	/s/ Bradley J. Sacks
Bradley J. Sacks
Managing Member

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